CONFIDENTIAL AND VIA EDGAR

November 15, 2021

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IceCure Medical Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir or Madam,

On behalf of our client, IceCure Medical Ltd., a foreign private issuer organized under the laws of the State of Israel (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering of the Company’s ordinary shares in the United States.

The Company’s registration statement on Form F-1 (File No. 333-258660) (the “Initial Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”) in connection with its registration of the sale of its ordinary shares was fully reviewed by the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on August 25, 2021. A post-effective amendment to the Initial Registration Statement (the “Post-Effective Amendment”) was filed by the Company on September 29, 2021: (i) pursuant to the undertakings in Item 9 of the Initial Registration Statement to include financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; and (ii) to include an updated prospectus related to the offer of ordinary shares that were registered on the Initial Registration Statement. The Post-Effective Amendment was declared effective by the Commission on September 29, 2021.

Please note that the financial, business disclosure, as well as a few other sections in the Draft Registration Statement are substantially based on similar disclosure in the Post-Effective Amendment. The Draft Registration Statement is submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following August 25, 2021, the effective date of the Initial Registration Statement, and that it will publicly file its registration statement and nonpublic draft submission in respect of the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company confirms that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at (212) 660-3092 or via e-mail at evictorson@sullivanlaw.com.

Very truly yours,

/s/ Eric Victorson, Esq
Eric Victorson, Esq

cc:	Ronen Tsimerman, Chief Financial Officer, IceCure Medical Ltd.
Oded Har-Even, Esq, Partner, Sullivan & Worcester LLP